# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Series C Convertible Preferred Stock
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0002007631
Persons authorized to receive notices and communications: Josh Lawler, 2029 Century Park E., Suite 400, Los Angeles, California (CA), 90067, 2135965620

## Reporting persons
- RTB DIGITAL INC. (CIK 0002007631): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 12,500,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 12,500,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series C Convertible Preferred Stock
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: RTB Digital, Inc.
Residence or business address:
4300 University Way NE, Suite C
Seattle, WA 98105
Present principal occupation or employment: RTB Digital, Inc. is a Delaware corporation operating a Web3-enabled media platform for major media brands and premium clients. RTB is engaged in developing and deploying digital media distribution technologies and is pursuing a strategic reverse merger transaction with RYVYL Inc., as described herein.
Criminal convictions in the last five years: During the past five years, neither RTB Digital, Inc. nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the past five years, neither RTB Digital, Inc. nor any of its officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or commodities laws, or finding any violation with respect to such laws.
Citizenship: Delaware (incorporated November 9, 2022, originally as Roundtable Media, Inc.; name changed to RTB Digital, Inc. on October 29, 2024)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working Capital

## Item 4. Purpose of Transaction
Purpose of transaction: RTB Digital acquired the 50,000 shares of RYVYL Series C Preferred Stock as part of a planned reverse merger transaction with RYVYL Inc. pursuant to the Agreement and Plan of Merger dated September 28, 2025 (the "Merger Agreement").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number: 12,500,000
Percentage: 100%
Number of shares as to which each person has sole or shared power to vote or dispose: Sole Voting Power: 12,500,000 votes on an as-converted basis
Transactions in the class effected during the past sixty days:
RTB Digital entered into a Securities Purchase Agreement with RYVYL Inc. dated October 6, 2025, and closed the transaction on October 7, 2025. The Reporting Person acquired 50,000 shares of Series C Convertible Preferred Stock of the Issuer pursuant to the Securities Purchase Agreement dated October 6, 2025. The Series C Convertible Preferred Stock is convertible into shares of Common Stock at a Conversion Price of $0.40 per share, subject to adjustment.

Pursuant to Section 6(d) of the Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock filed with the Nevada Secretary of State, the Reporting Person was subject to a Beneficial Ownership Limitation that prohibited conversion of the Preferred Stock to the extent such conversion would result in the Reporting Person, together with its affiliates and attribution parties, beneficially owning in excess of 4.99% of the outstanding shares of Common Stock.

Under Section 6(d) of the Certificate of Designation, any increase in the Beneficial Ownership Limitation is not effective until the 61st day after written notice is delivered to the Issuer. On October 6, 2025, the Reporting Person delivered notice to the Issuer requesting increase of the Beneficial Ownership Limitation. Such increase will become effective on December 6, 2025, being the 61st day following delivery of such notice. On such date, the Reporting Person will first acquire the right to convert shares of Preferred Stock within 60 days such that the Reporting Person would beneficially own more than 5% of the outstanding Common Stock, thereby triggering the obligation to file this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement and Plan of Merger dated September 28, 2025
Incorporated by reference to Exhibit 2.1 of RYVYL's Form 8-K filed October 2, 2025 (SEC File No. 0001419275-25-001262)

Exhibit 2: Securities Purchase Agreement dated October 6, 2025
Incorporated by reference to Exhibit 10.1 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

Exhibit 3: Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock
Incorporated by reference to Exhibit 3.1 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

Exhibit 4: Registration Rights Agreement dated October 6, 2025
Incorporated by reference to Exhibit 4.3 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

Exhibit 5: Form of Warrant (Contingent)
Incorporated by reference to Exhibit 4.1 of RYVYL's Form 8-K filed October 7, 2025 (SEC File No. 0001419275-25-001397)

## Signatures
- RTB DIGITAL INC.: Giorgia Giordani, Law Clerk c/o Zuber Lawler LLP - PoA attached (12/05/2025)
Comment: Power of attorney attached in "Documents" section